SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of May, 2009

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Park Afek

Rosh Ha'ayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]                          Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ]                     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on May 6, 2009 announcing "ECtel Presents First Quarter 2009 Financial Results". Such press release is hereby incorporated by reference into the Registrant`s Registration Statement on Form S-8, Registration No. 333-127576.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//____________________________________

Michael Neumann
Senior Vice President and

Chief Financial Officer

Dated:  May 7, 2009

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Index to Exhibits

Exhibit No.                  Exhibit

1                                   Press Release issued May 6, 2009

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ECtel Presents First Quarter 2009 Financial Results

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ROSH HA'AYIN, Israel, May 6, 2009. ECtel Ltd. (NASDAQ: ECTX), a leading global provider of Integrated Revenue Management (TM) (IRM(TM)) solutions, today reported its financial results for the first quarter of 2009.

First Quarter Highlights

o     Revenues $3.4 million

o     Book-to-bill substantially higher than one; order backlog grows for second consecutive quarter

o     Gross margin reaches 44%, similar as first quarter 2008 and up from 34% in fourth quarter 2008

o     Non-GAAP operating loss narrows to $1.6 million; GAAP operating loss narrows to $1.8 million

o     Positive impact of comprehensive efficiency measures, stronger US dollar and reversal of provisions

o     Reiterate aim to achieve non-GAAP breakeven in the second half of 2009

Financial Results

Revenues for the first quarter of 2009 totaled $3.4 million, compared to $6.5 million in the first quarter of 2008, and $4.8 million in the fourth quarter 2008. Despite strong bookings during the first quarter, revenues continued to be impacted by the longer product implementation cycles.

Gross margin for the first quarter 2009 totaled to 44%, compared to the 44% in the first quarter of 2008, and 34% margin in the fourth quarter 2008.

Non-GAAP operating loss for the first quarter of 2009 totaled $1.6 million, compared to a non-GAAP operating loss of $1.8 million in the first quarter of 2008 and a $3.0 million non-GAAP operating loss in the fourth quarter of 2008. Non-GAAP operating results were positively impacted by initial savings on the efficiency plan instituted in the fourth quarter of last year, a stronger US dollar and the reversal of accounting provisions, mainly for 2008 bonuses which were ultimately not distributed. The non-GAAP net loss for the first quarter of 2009 totaled $1.4 million, or $0.09 per share, compared with a non-GAAP net loss of $1.1 million, or $0.07 per share, in the first quarter of 2008. Non-GAAP net loss for the fourth quarter 2008 totaled $2.9 million, or $0.18 per share.

GAAP operating loss for the first quarter of 2009 totaled $1.8 million, compared to an operating loss of $2.0 million in the first quarter of 2008 and an operating loss of $3.2 million for the fourth quarter of 2008. GAAP net loss for the first quarter of 2009 totaled $1.6 million, or $0.10 per share, compared to a net loss $1.3 million or $0.08 per share in the first quarter of 2008. Net loss for the fourth quarter 2008 totaled $3.4 million or $0.21 per share.

Cash, cash equivalents, and marketable bonds and securities as of March 31, 2009 were $14.8 million or $0.91 per share, compared to $17.6 million or $1.08 per share as of December 31, 2008.

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ECtel's non-GAAP net income differs from results reported under U.S. GAAP. This is due to adjustments made for amortization of acquisition related intangible assets, share-based compensation expenses, and the impact of the permanent impairment charge and recovery related to certain securities in December 2007 and 2008. The accompanying tables provide a full reconciliation from GAAP to Non-GAAP results.

"The current environment and need for revenue assurance and management solutions is supporting continuing demand for our products, although we are experiencing longer product implementation cycles with customers" commented Itzik Weinstein, President and CEO of ECtel. "Revenues for the quarter were on the lower end of expectations.  However, the strong pickup in demand enabled us to meet booking targets with five new customers choosing our products, a key achievement in the current climate, with book to bill totaling at well over one."

"While our firm order backlog grew significantly this quarter, the macro climate took its toll on certain of our customers resulting in payment collection issues. We believe that payment will be received during this year, and are therefore working closely with our customers to help them navigate their liquidity issues," added Mr. Weinstein. "Looking ahead, we aim to leverage this growing demand to increase backlog and visibility. We remain committed to meet our goal of achieving non-GAAP break-even in the second half of 2009, both as the recent orders translate into revenues, and as we continue to very prudently manage expenses, while preserving cash where possible."

Conference call

ECtel management will host a teleconference later today at 10:00 am ET (9:00am CT, 7:00am PT, and 5:00pm Israel time) to discuss its first quarter results. Itzik Weinstein President & CEO and Mickey Neumann, Senior Vice President & CFO will co-host the call. To participate in the call, please dial one of the following numbers:

From the United States:	1-866-345-5855
From Israel:	03-918-0610
From the United Kingdom:	0800-4048-418
All other international callers:	+972-3-918-0610

A Webcast replay of the earnings call will be available after the call on the Company`s web site at: www.ectel.com.

About ECtel Ltd.

ECtel (NASDAQ:ECTX) is a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers.  A pioneering market leader for nearly 20 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next generation operators to fully manage their revenue and cost processes. ECtel serves prominent Tier One operators, and has more than 100 implementations in over 50 countries worldwide. Established in 1990, ECtel maintains offices and presence in the Americas, Europe and Asia. For more information, visit www.ectel.com

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ECtel Forward-Looking Statement

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, the current slow-down in expenditures by telecom operators, adverse effects of market competition and the impact of competitive pricing and offerings, the possible non-reoccurrence of sales to existing customers, the possible inability to recognize revenue in future periods as anticipated, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and risks associated with operating businesses in the international market. These and other risks are discussed at greater length in the Company`s annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel may elect to update these forward-looking statements at some point in the future, however the Company specifically disclaims any obligation to do so and undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Company Contacts: Mickey Neumann,Senior Vice President and CFO Tel: +972-3-9002115 Email: Mickeyne@ectel.com; ir@ectel.com	IR Contacts: Ehud Helft \ Kenny Green GK Investor Relations Tel: + 1 617 418 3096 \ + 1 646 201 9246 Email: info@gkir.com

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ECtel Ltd.

Consolidated Balance Sheets

$ in thousands

	March 31,	December 31,
	2009	2008

Assets

Current assets

Cash and cash equivalents	7,011	8,452
Short-term investments	2,544	1,011
Receivables:
Trade, net	10,290	10,904
Other	892	1,177
Related parties	302	247
Work in progress	559	475
Inventories	2,507	2,247

Total current assets	24,105	24,513

Long-term marketable securities

	5,233	8,172

Long-term other assets	901	1,193

Property, plant and equipment, net

	2,180	2,282

Goodwill	12,796	12,792

Other intangible assets, net	762	812

Total assets	45,977	49,764

Liabilities and Shareholders` Equity

Current liabilities

Trade payables	4,258	5,126
Related parties	13	31
Advances from customers	543	596
Other payables and accrued liabilities	5,797	6,707

Total current liabilities	10,611	12,460

Long-term liabilities
Liability for employee severance benefits	1,531	2,018

Total liabilities	12,142	14,478

Total shareholders` equity, net

	33,835	35,286

Total liabilities and shareholders` equity

	45,977	49,764

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ECtel Ltd.

Consolidated Statements of Operations - GAAP

$ in thousands except share and per share data

	Three months ended		Three months ended
	March 31,		December 31,
	2009	2008	2008

Revenues	3,382	6,505	4,768
Cost of revenues	1,898	3,654	3,161

Gross profit	1,484	2,851	1,607

Research and development costs, net	789	1,189	987
Selling and marketing expenses	1,437	1,747	1,793
General and administrative expenses	960	1,850	2,021
Amortization of acquisition-related intangible assets	50	23	50

Operating loss	(1,752)	(1,958)	(3,244)
Financial income, net	135	241	66
Other income, net	-	430	(236)

Loss before taxes	(1,617)	(1,287)	(3,414)

Income tax (expense) benefit	-	-	(20)

Net loss	(1,617)	(1,287)	(3,434)

Basic and diluted loss per share	(0.10)	(0.08)	(0.21)

Weighted average number of shares outstanding used to compute basic and diluted loss per share	16,281,898	16,686,401	16,281,898

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ECtel Ltd.

Reconciliation of GAAP to non-GAAP Presentation

To supplement the consolidated financial results prepared in accordance with GAAP, we include adjusted Net Income (Loss), adjusted Basic Net Earnings (Loss) Per Share and adjusted Diluted Net Earnings (Loss) Per Share, which are non-GAAP financial measures. These non-GAAP financial measures consist of GAAP financial measures adjusted for amortization of acquisition-related intangible assets, share-based compensation expenses and the impact of the permanent impairment charge related to certain securities.

These non-GAAP financial measures exclude the effects of aforesaid elements because we believe these excluded costs are not related to our operating performance and measures. Also, it provides consistent and comparable measures to help investors understand our current and future operating performance that our management uses as a basis for planning and forecasting future periods.

These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies and should not be regarded as a replacement for corresponding GAAP measures.

The following table reconciles adjusted Net Income (Loss), adjusted Basic Net Earnings (Loss) Per Share and adjusted Diluted Net Earnings (Loss) Per Share to Net Income (Loss), Basic Net Earnings (Loss) Per Share and Diluted Net Earnings (Loss) Per Share, and the line items contributing to such figures, respectively, in each case the most directly comparable GAAP measure ($ in thousands, except share and per share data).

Three months ended				Three months ended
March 31, 2009				December 31, 2008
GAAP	Adj.		NON-GAAP	GAAP	Adj.		NON-GAAP

Revenues	3,382			3,382	4,768			4,768
Cost of revenues	1,898	(8)	(*)	1,890	3,161	(8)	(*)	3,153

Gross profit	1,484	8		1,492	1,607	8		1,615

Research and development costs, net	789	-		789	987	-		987
Selling and marketing expenses	1,437	(28)	(*)	1,409	1,793	(27)	(*)	1,766
General and administrative expenses	960	(83)	(*)	877	2,021	(186)	(*)	1,835
Amortization of acquisition-related intangible assets	50	(50)	(**)	-	50	(50)	(**)	-

Operating loss	(1,752)	169		(1,583)	(3,244)	271		(2,973)
Financial income, net	135			135	66	-		66
Other income (expenses)	-	-		-	(236)	236		-
Income tax expenses	-	-		-	(20)	-		(20)

Net loss	(1,617)	169		(1,448)	(3,434)	507		(2,927)
Basic and diluted loss per share	(0.10)			(0.09)	(0.21)			(0.18)
Weighted average number of shares outstanding used to compute basic and diluted loss per share	16,281,898			16,281,898	16,281,898			16,281,898

(*) Share-based compensation expenses

(**) Amortization of other assets related to Telesoft and Compwise

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ECtel Ltd.

Consolidated Statements of Cash Flows

$ in thousands

	Three months ended		Three months ended
	March 31,		December 31,
	2009	2008	2008

Cash flows from operating activities

Net loss for the period	(1,617)	(1,287)	(3,434)

Adjustments to reconcile net loss to
cash used in operating activities:

Depreciation and amortization	179	137	178
Loss on sale of long-term marketable securities	-	20	74
Loss on disposal of property, plant and equipment	-	20	-
Premium amortization of long-term marketable securities	-	(21)	-
Decrease in trade receivables	610	840	850
Decrease (increase) in other receivables	198	(150)	117
Share-based compensation expenses	119	136	221
Decrease (increase) in inventories	(260)	(113)	221
Increase in work in progress	(84)	(695)	(111)
Increase (decrease) in trade payables	(860)	655	784
Increase (decrease) in advances from customers	(53)	145	(25)
Decrease (increase) decrease in related parties, net	(73)	(108)	143
Increase (decrease) in other payables and accrued liabilities	(740)	57	(1,054)
Impairment of Auction Rate Securities	-	-	236
Increase (decrease) in liability for employee severance benefits, net	(295)	116	125

Net cash used in operating activities	(2,876)	(248)	(1,675)

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ECtel Ltd.

Consolidated Statements of Cash Flows (cont'd)

$ in thousands

	Three months ended		Three months ended
	March 31,		December 31,
	2009	2008	2008

Cash flows from investing activities

Investment in short-term investments, net	-	8,130	-
Investment in property, plant and equipment	(35)	(49)	(96)
Long-term deposits (funding) withdrawal	17	(9)	8
Proceeds from maturity of long-term marketable securities	3,000	2,180	10,895
Investment in long-term marketable securities	(1,547)	(7,100)	(4,170)

Net cash provided by investing activities	1,435	3,152	6,637

Cash flows from financing activities

Repurchase of shares	-	-	(320)

Net cash provided by financing activities	-	-	(320)

Net increase (decrease) in cash and cash equivalents	(1,441)	2,904	4,642

Cash and cash equivalents at beginning of the period	8,452	5,668	3,810

Cash and cash equivalents at end of the period	7,011	8,572	8,452

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